Heartland Payment Systems, Inc.

90 Nassau Street

Princeton, New Jersey 08542

September 5, 2007

Via EDGAR and Facsimile (202-772-9209)

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Duc Dang

Re:	REQUEST FOR ACCELERATION
HEARTLAND PAYMENT SYSTEMS, INC.
REGISTRATION STATEMENT ON FORM S-3
REGISTRATION NO. 333-144917

Dear Mr. Dang:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Heartland Payment Systems, Inc., a Delaware corporation, respectfully requests the acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-144917), so that the Registration Statement shall become effective at 12:00 p.m., Eastern Time, on Friday, September 7, 2007, or as soon as possible thereafter.

In connection with our request for acceleration of effectiveness, the Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, HEARTLAND PAYMENT SYSTEMS, INC.

/s/ Charles H.N. Kallenbach
Charles H.N. Kallenbach General Counsel, Chief Legal Officer and Secretary